SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of February, 2009

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Final Results

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

Tomkins plc
East Putney
House
84 Upper Richmond Road
London
SW15 2ST
www.tomkins.co.uk

London
, Wednesday 25 February 2009

2008 Preliminary Results Announcement

1.

KEY POINTS

  Sales from continuing operations were $5,515.9 million (2007: $5,886.1 million)
  Adjusted operating profit
  (1)
   was $403.4 million (2007: $530.5 million)
  Adjusted profit before tax
  (2)
   was $328.4 million (2007: $469.6 million)
  Further restructuring initiatives to achieve incremental $50 million annualised benefits by 2011
  Non-cash impairment of $342.4 million resulting in a loss before tax of $7.6 million
  Operating cash flow
  (3)
   was $442.8 million (2007: $441.8 million)
  Net debt was $476.4 million (2007: $591.5 million)
  Final dividend of 2.00 cents, resulting in a full year dividend of 13.02 cents (2007: 27.68 cents)
  Adjusted diluted earnings per share
  (4)
   were 26.02 cents per share (2007: 37.14 cents)
  Diluted loss per share was 7.29 cents per share (2007: earnings of 40.91 cents)

(1)
    Operating profit before restructuring initiatives, impairment and the amortisation of intangible assets arising on acquisitions.
(2)
    Based on adjusted operating profit.
(3)
    Operating cash flow is cash generated from operations less net capital expenditure.
(4)
    Adjusted earnings per share represents earnings per share before items excluded in arriving at adjusted operating profit and   related tax effects.

David Newlands, Chairman, commented:
"Economic conditions in our end markets continued to deteriorate through 2008, accelerating towards the end of the year, and adversely impacting Group performance. However, I am encouraged by Management's proactive response with the early implementation of restructuring plans at the start of 2008, the successful focus on cash generation and the maintenance of a strong balance sheet. 2009 is expected to present further challenges, with continued declines in our global end markets.

In these difficult economic conditions, the Board
 considers that it is important to strike a balance between preserving balance sheet strength and providing a return to shareholders. Accordingly, the Board has decided to propose a final dividend for 2008 of 2.00 cents per share making a total dividend for the year of 13.02 cents. For 2009, the Board has decided to target a total dividend of around 10 cents per share, subject to the prevailing circumstances and market outlook. Looking forward, the Board will seek to resume its progressive dividend policy from this rebased level as soon as results and market conditions allow.
"

James Nicol, Chief Executive Officer, commented:
"Despite the continuing worsening market conditions, the Group's continuing proactive approach to restructuring and continued operational improvements enabled us to generate good operating cash flow of over $440 million. We are launching a more comprehensive restructuring plan, Project Cheetah, building on the initiatives announced in February 2008, aimed at focusing our manufacturing footprint in lower cost locations and taking advantage of opportunities in higher growth regions. We expect our combined Eagle and Cheetah initiatives to generate annualised savings of approximately $150 million by 2011. Through 2009, we will continue to focus on cash flow generation, reducing inventory, and maintaining our momentum on restructuring the business, whilst preserving a strong balance sheet and identifying further opportunities for growth."

Enquiries
Investors:

                                                                     Media:
Sarah Thompson

                                                          Rollo Head / Robin Walker
Tomkins Corporate Communications

                                        Finsbury
Tel +44 (0) 20 8877 5163

                                                Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk

                                                         rollo.head@finsbury.com
The video webcast and presentation slides for this results announcement can be downloaded from the Tomkins corporate website on http://www.tomkins.co.uk

2.

SUMMARY GROUP PERFORMANCE

Continuing operations	Year
$ million, unless otherwise indicated	2008	2007
Sales	5,515.9	5,886.1
Adjusted operating profit	403.4	530.5
Restructuring costs	(26.0)	(27.6)
Net gain on disposals and the exit of businesses	43.0	91.4
Amortisation of intangible assets arising on acquisitions	(10.6)	(7.2)
Impairment	(342.4)	(0.8)
Operating profit	67.4	586.3
Operating margin (1)	7.3%	9.0%
(Loss)/profit before tax	(7.6)	525.4
Tax	(38.4)	(139.9)
(Loss)/profit after tax	(46.0)	385.5
Diluted (loss)/earnings per share	(7.29)c	40.91c
Adjusted diluted earnings per share (1)	26.02c	37.14c
Operating cash flow	442.8	441.8
Net debt	476.4	591.5

(1)

Based on adjusted operating profit.

Sales in 2008 were $5,515.9 million (2007: $5,886.1 million). The decline was driven principally by the disposal of Stant and Standard-Thomson during the year, along with the disposal of Dearborn Mid-West in late 2007 coupled with reduced volumes in most of the Group's key end markets. This was partially offset by net foreign exchange translation gains.

Adjusted operating profit was $403.4 million (2007: $530.5 million). The adjusted operating margin was 7.3% (2007: 9.0%). Reduced volumes and initiatives to lower inventory levels led to lower fixed cost absorption. This, combined with higher raw material prices that were not fully offset by price increases, led to lower profitability. The benefits of the restructuring initiatives mitigated to some extent the impact of lower sales.

Operating cash flow was $442.8 million (2007: $441.8 million). Positive working capital movements combined with reduced capital expenditure offset reductions in adjusted operating profit. At the end of 2008, net debt was $476.4 million (2007: $591.5 million).

The Group recognised a gain of $43.2 million on the disposal of Stant and Standard-Thomson. These companies contributed combined sales of $80.0 million and adjusted operating profit of $10.6 million in 2008. Excluding these two companies, the Group sales and adjusted operating profit would have been $5,435.9 million and $392.8 million respectively.

Financial Position

The Group has committed borrowing facilities of $1,175.7 million.

We have a Euro Medium Term Note Programme. At the end of 2008, two bonds were outstanding: £150 million repayable in December 2011 and £250 million repayable in September 2015.

We also have a £400 million multi-currency revolving credit facility that expires in August 2010. At the end of 2008, we had drawn-down $
129.3
 million under this facility (the maximum amount drawn down during 2008 was $210.1 million). Throughout the year, the Group remained comfortably within its financial covenants under this facility.

Overall, at the end of 2008 we had committed borrowing headroom of $420.4 million (in addition to cash and cash equivalents of $291.9 million).

Dividends for 2008 and future dividend policy

In these difficult economic conditions, the Board considers that it is important to strike a balance between preserving balance sheet strength and providing a return to shareholders. Accordingly, the Board has decided to propose a final dividend for 2008 of 2.00 cents per share, making a total dividend for the year of 13.02 cents. For 2009, the Board has decided to target a total dividend of around 10.00 cents per share, subject to the prevailing conditions and market outlook. It is currently anticipated that future dividend payments will continue to be split with approximately one third of the dividend to be declared and paid at the interim stage and two thirds at the full year. Looking forward, the Board will seek to resume its progressive dividend policy from this rebased level as soon as results and market conditions allow.

Subject to approval by shareholders at the Annual General Meeting on 1 June 2009, the final dividend will be paid on 10 June 2009 to ordinary shareholders on the register as at the close of business on 8 May 2009.

Shareholders with registered addresses in the
UK
 and the
Republic
 of
Ireland
 will receive their dividends in
Sterling
, unless they choose to receive them in US dollars. All other shareholders will receive their dividends in US dollars. Any currency elections need to be received by our registrars, Equiniti, no later than 19 May 2009. The exchange rate that will be used to calculate the dividend amount payable in Sterling will be determined by reference to the prevailing forward exchange rate for 10 June 2009 obtained by Tomkins on or around 1 June 2009. This rate will be published on the Company's website on the following day.

Group Priorities

The Group continues to implement its four key priorities:

(i)

Managing the cost base

At the start of 2008, the Group faced continuing headwinds in a number of its end markets. As a result, management launched Project Eagle, which was an acceleration of our existing restructuring initiatives to address our cost base, improve our competitiveness and increase our operating margins. Project Eagle is a three-year programme that builds on our existing initiatives and should provide the opportunity to capture approximately $100 million of annual performance improvements by the end of 2010. This initiative remains on track, with a number of projects completed in 2008 such as the closure of Moncks Corner,
South Carolina
, further rationalisation of the Lasco Bathware business in the
US
 and the closure of Hart & Cooley's production facility at
Tucson
,
Arizona
. A total of eight facilities were closed under these initiatives, mainly in
North America
, with headcount reduced by around 3,500.

Market conditions throughout 2008 continued to deteriorate. As a result, management has initiated more extensive restructuring initiatives, "Project Cheetah", which will more fundamentally refocus the Group's manufacturing in low cost geographies and within its most efficient facilities. Under these initiatives, we are considering closing 15 plants including 4 in
Europe
. This affects approximately 2,500 employees whom we are consulting with as appropriate. The total expected cash costs of these combined Project Eagle and Project Cheetah initiatives are $140 million, with $120 million of these costs to be incurred in 2009 and the remainder in 2010. Non-cash costs are expected to be around $40m, substantially all of which is expected to be incurred in 2009. These initiatives are expected to achieve annual cash benefits of approximately $150 million by 2011.

Rigorous expense management throughout the Group remains a high priority.

(ii)

Managing the balance sheet

We continue to focus on cash flow and capital allocation, which resulted in good operating cash flow generation in 2008 of $442.8 million. Our 2008 capital expenditure of $193.8 million was $42.7 million lower than 2007. Working capital at year end was reduced by $68.9 million.

(iii)

Driving top-line growth

Technological innovation is a key element of our growth strategy, and we are focused on developing efficient, green products which achieve fuel and energy savings and reduce emissions. In I&A, we expanded development of our EMD (
Electro Mechanical Drive
) systems and two speed Variable Vane oil pumps. We introduced our RTPMS (Remote Tyre Pressure Monitoring System) product into new markets, including
India
.

We are also focussed on expanding our service and distribution capabilities, particularly in the developing regions of the world by capitalising on Gates' global footprint and strong product development capabilities. The Gates Engineering and Services division (Gates E&S) completed its first year of operations, and continued to expand with new service centres in
Kuwait
, the UAE and
Saudi Arabia
, combined with achieving new contract wins throughout the Middle East and
Asia
. Gates E&S provides service, maintenance and hose monitoring capabilities principally to the oil and gas sector. A.E. Hydraulics, a distributor of hose and fluid transfer products in
Singapore

was acquired in early 2008 and continues to perform well, achieving strong sales growth and margins.

Within Building Products we expanded our green product offering which enabled us to outperform the US Non-Residential Construction market. Our acquisition of Trion added indoor air quality capabilities to our air quality range, as well as facilities in
China
, whilst the acquisition of Rolastar provided us with a leading position in the Indian off-site ducting manufacturing market. A joint venture agreement based in the UAE was signed in 2008, providing access to the Middle East Non-Residential Construction market.

Should the opportunities arise, we are well positioned to take advantage of the current downturn in the economy by acquiring strategic bolt-on businesses to assist in our growth strategy.

(iv)

Reshaping the portfolio

During 2008, we completed the sale of Stant and Standard-Thomson. We have now substantially completed the divestment of our non-core businesses, totalling 22 since 2002.

In January 2008, we purchased 60% of Rolastar, a leading manufacturer of off-site ducting in
India
. This expands our air distribution capabilities in
India
, which we commenced in 2006. In the third quarter of 2008, we signed a joint venture agreement with a leading contractor in the UAE and production is expected to start in the first quarter of 2009. The acquisition of Trion, a leader in the manufacture of commercial, industrial and residential indoor air quality products, was completed in June 2008 and expands our green and energy-efficient product capabilities. Trion also has two facilities in
China
, extending Air Systems Components' geographic coverage to eight countries.

The acquisitions and new Joint Venture agreement we completed in 2008 further our objective of global expansion in higher growth markets, adding manufacturing, distribution and service capabilities in
India
, the Middle East,
China
 and
Singapore
.

Impairment

In June 2008 as a result of the continued deterioration in North American Automotive Original Equipment and US Residential construction markets, the Group recognised a non-cash impairment amounting to $175.1 million. Management has subsequently reviewed the recoverability of assets of the Group's businesses in light of the continued weakness in the Group's end markets. This was compounded by an increase in the discount rates that are required to be used for the purposes of the impairment tests. Additional fixed asset impairments were taken as a part of the decision to implement Project Cheetah to restructure the manufacturing footprint of the Group. As a consequence of these developments, a further non-cash impairment amounting to $167.3 million was recognised in the second half of 2008.

As a result, the total impairment recognised during 2008 was $342.4 million, of which $228.6 million related to goodwill and $113.8 million to property plant and equipment. Goodwill allocated to Stackpole ($157.2 million) and to Gates Mectrol ($37.4 million) was written off in its entirety, and goodwill allocated to Selkirk was written down by $34.0 million to $38.3 million. Stackpole's property, plant and equipment was written down by $65.9 million. Of the remaining $47.9 million impairment of property, plant and equipment, $36.9 million related to other Industrial & Automotive businesses and $11.0 million to Building Products businesses.

Outlook
Trading conditions since the beginning of the year have been difficult due to the current challenging and uncertain economic and market conditions resulting in reduced visibility and making forecasting extremely difficult.

Industrial
•

North America
(18.7 % of Group sales)
           North American industrial markets, which remained strong in the first half of 2008 but deteriorated in the second half, and particularly the last quarter of 2008, are expected to continue to decline due to reduced economic and industrial activity.

•

Europe
(5.6% of Group sales)
           Industrial activity in Europe is expected to worsen further, with many European countries entering or continuing in recession, coupled with continuing declines in export demand.

•

Rest of World (5.8% of Group sales)
           Industrial activity across the remainder of Tomkins’ geographic markets is expected to weaken further, as all geographies continue to be affected by reduced global demand. Markets in China, India and Brazil are expected to continue to grow, albeit at a lower level.

Automotive Aftermarket
•

North America
(10.3% of Group sales)
            The Automotive Aftermarket is expected to be broadly flat in 2009, with the effect of lower miles driven being mitigated to some extent by lower gasoline prices and the ageing vehicle population which requires a higher level of maintenance and expenditure on repair.

•

Europe
(5.7% of Group sales)
               European markets are expected to experience similar trends to North American markets
.

•

Rest of World (2.6% of Group sales)
The Group’s other geographies, most notably China and Brazil are expected to soften and post single digit growth rates in 2009.

Automotive Original Equipment
•

North America
(9.7% of Group sales)
           Automotive Original Equipment production in North America is currently expected to decline by around 25% in 2009.

•

Europe
(5.9% of Group sales)
           Automotive Original Equipment production in Europe is currently expected to decline by around 20% in 2009.

•

Rest of World (7.7% of Group sales)
The Group’s other geographies, most notably China, India and Brazil are expected to post single digit growth rates in 2009.

Non-Residential Construction (15.7% of Group sales)
•

US Non-Residential Construction is expected to decline by around 20% on a square foot basis and around
     15%  on  a value basis in 2009.

Residential Construction (9.0% of Group sales)
•

      US Residential Construction is expected to continue its decline, with housing starts expected to decrease by around 30% in 2009.

Other markets include Manufactured Housing and Recreational Vehicle and in total account for around 3.3% of Group sales.

As a consequence of the market conditions, our trading in early 2009 has been adversely affected.

Our strong market positions and the resilience of our managers in cutting costs and improving efficiencies, coupled with our strong balance sheet will enable us to continue to mitigate the impact of these difficult end markets and generate cash whilst positioning the Group for an eventual recovery in end markets.

3. OPERATING AND FINANCIAL REVIEW

3.1 Operating Review

Industrial & Automotive

Continuing operations	Year
$ million, unless otherwise stated	2008	2007
Sales
Power Transmission	2,106.4	2,063.2
Fluid Power	832.3	769.1
Fluid Systems	501.2	583.8
Other Industrial & Automotive (1)	620.9	896.6
Total sales	4,060.8	4,312.7
Adjusted operating profit
Power Transmission	229.6	266.8
- Operating Margin (2)	10.9%	12.9%
Fluid Power	46.2	71.0
- Operating Margin (2)	5.6%	9.2%
Fluid Systems	39.9	55.0
- Operating Margin (2)	8.0%	9.4%
Other Industrial & Automotive	44.0	84.6
- Operating Margin (2)	7.1%	9.4%
Total adjusted operating profit	359.7	477.4
- Operating margin (2)	8.9%	11.1%
Restructuring costs	(19.1)	(14.4)
Net gain on disposals and exit of businesses	43.2	10.8
Amortisation of intangible assets arising on acquisitions	(5.2)	(3.4)
Impairment	(297.4)	(0.8)
Operating profit	81.2	469.6
Capital expenditure	161.9	199.5
Depreciation	178.8	188.6

(1)

Includes the Gates Winhere, Dexter Axle, Plews and Ideal businesses. In 2007, Dearborn Mid-West and Gates Fleximak were also included. Gates Fleximak was reclassified to Fluid Power in 2008.
(2)

Based on adjusted operating profit.

Overview
Sales in 2008 were $4,060.8 million (2007: $4,312.7 million).

Adjusted operating profit was $359.7 million (2007: $477.4 million). The adjusted operating margin was 8.9% (2007: 11.1%).

Market background
The US Industrial Production index (as reported by the US Federal Reserve) showed an accelerating decline in US industrial production over 2008, falling by 8% over the year. Europe showed a steady decline in industrial production, with
India
 and
China
 also softening.

Our Automotive Aftermarket remained broadly flat in the developed regions but continued strong growth in the developing regions of
China
 and
South America
 which is in line with the growing number of vehicles in these markets.

The North American Automotive Original Equipment market worsened throughout 2008, with North American Automotive production in 2008 down 16% year on year
1
. Automotive Original Equipment markets outside North America were most noticeably affected towards the end of 2008, with declines in
Europe
 and emerging economies.
____________
1
CSM, light vehicle production volumes
.

Power Transmission
Sales in 2008 were $2,106.4 million (2007: $2,063.2 million).

Adjusted operating profit was $229.6 million (2007: $266.8 million). The adjusted operating margin was 10.9% (2007: 12.9%).

Sales in the Power Transmission group increased principally due to net foreign exchange translation gains and price increases which more than offset lower underlying volumes from global weakening end market conditions. The Automotive Aftermarket business, where sales were up marginally over the course of the year, continued to demonstrate its resilience.

Adjusted operating profit was impacted by (i) lower fixed cost absorption from reduced sales volumes and initiatives to reduce inventory levels, (ii) the negative impact of transactional foreign exchange and (iii) raw material price increases. However, these factors were partially offset by price increases and the benefit of cost reduction initiatives.

Gates expanded its Electro Mechanical Drive (EMD) system, which achieves approximately 3-8% fuel savings, and now has
18
 systems in production and development with customers such as PSA, Chery and Hyundai
. In
Europe
,
Gates further expanded sales of its Variable Vane oil pumps, which contribute approximately 2-3% of fuel savings, winning new contracts with Audi and PSA. Annualised new business awards in the Automotive Original Equipment market totalling $233 million were won - a record for Gates - with 74% outside of
North America
. Gates expanded its applications in the leisure market, supplying Trek and Giant with belts for bicycles.

Fluid Power
Sales in 2008 were $832.3 million (2007: $769.1 million).

Adjusted operating profit was $46.2 million (2007: $71.0 million). The adjusted operating margin was 5.6% (2007: 9.2%).

Sales were higher due to the impact of price increases, foreign exchange translation gains and the acquisition of A.E. Hydraulics, which more than offset underlying volume declines from weakening end markets, particularly in
Europe
. Gates Fleximak, which contributed $20.8 million of sales in 2007, was reclassified from Other I&A to the Fluid Power segment in 2008.

Adjusted operating profit decreased principally due to lower fixed cost absorption from reduced volumes, and initiatives to reduce inventory levels, coupled with the impact of higher raw material costs.

Gates E&S continued to expand, with the opening of the
Kuwait
 service centre in late 2008 and the
Turkey
 service centre on schedule to open in early 2009. Revenues more than doubled in 2008, assisted by the acquisition of A.E. Hydraulics early in the year.

Fluid Systems
Sales in 2008 were $501.2 million (2007: $583.8 million).

Adjusted operating profit was $39.9 million (2007: $55.0 million). The adjusted operating margin was 8.0% (2007: 9.4%).

Sales and adjusted operating profit decreased principally due to the deteriorating Automotive Original Equipment market in the
US
, combined with the sale of Stant and Standard-Thomson during the year, offset to some extent by price increases and new contract wins.

Sales growth at Schrader Electronics slowed due to the weakness of the Automotive Original Equipment market. This was offset somewhat by new contract wins at Mahindra and Mahindra and Ford, coupled with the increased replacement business from the greater number of vehicles fitted with RTPMS. European legislation mandating the application of RTPMS in European vehicles is currently expected and should drive continued growth in RTPMS.

Schrader Electronics is also working with other Group companies to develop innovative pressure and flow monitoring technologies.

Stant and Standard-Thomson were sold on 19 June 2008. Prior to their disposal, these businesses contributed approximately $80.0 million of sales
to the Group's sales for the first half of 2008, compared to $170.3 million
in 2007.

Other Industrial & Automotive
Sales in 2008 were $620.9 million (2007: $896.6 million).

Adjusted operating profit was $44.0 million (2007: $84.6 million). The adjusted operating margin was 7.1% (2007: 9.4%).

Other Industrial and Automotive includes the Dexter, Ideal, Plews and Gates Winhere businesses.

Other Industrial & Automotive sales decreased principally due to the weakening recreational vehicle, utility trailer end markets and general industrial market. Operating profit decreased principally due to lower volumes and to some extent by higher raw material prices which were not fully offset by price increases.

Dearborn Mid-West was sold on 23 November 2007. Prior to its disposal, it contributed $163.7 million
 to sales and $9.9
 million
 to adjusted operating profit in 2007, with no contribution in 2008.

BUILDING PRODUCTS

Continuing operations	Year
$ million, unless otherwise stated	2008	2007
Sales
Air Systems Components	1,112.3	1,083.6
Other Building Products (1)	342.8	489.8
Total sales	1,455.1	1,573.4
Adjusted operating profit
Air Systems Components	104.2	102.5
- Operating Margin (2)	9.4%	9.5%
Other Building Products	(24.0)	4.0
- Operating Margin (2)	(7.0)%	0.8%
Total adjusted operating profit	80.2	106.5
- Operating margin (2)	5.5%	6.8%
Restructuring costs	(6.6)	(12.2)
Net (loss)/gain on disposals and exit of businesses	(0.2)	65.2
Amortisation of intangible assets arising on acquisitions	(5.4)	(3.8)
Impairment	(45.0)	-
Operating profit	23.0	155.7
Capital expenditure	31.7	32.3
Depreciation	39.1	39.7

(1)

Includes Lasco Bathware, Philips and Lasco Fittings (up until the disposal on 23 February 2007).
(2)

Based on adjusted operating profit.

Overview
Sales in 2008 were $1,455.1 million (2007: $1,573.4 million).

Adjusted operating profit was $80.2 million (2007: $106.5 million). The adjusted operating margin was 5.5% (2007: 6.8%).

Market Background
Non-Residential Construction in the
US
, as measured by Dodge, contracted on a square feet basis by 19% in 2008, however, it remained broadly flat on a value basis. Building Products' key markets of offices, warehouse, retail, education and hospitals were flat at best. The US Architectural Billings Index, which is regarded as a leading indicator of future commercial construction activity, fell to historically low levels in 2008.

Residential Construction in the US, measured by housing starts, declined by 33% in 2008 (according to the NAHB), the third straight year of decline, and 56% below the peak in 2005. Despite the reduction in housing construction, the number of months' supply of unsold existing homes remained high throughout 2008 and at the end of the year stood at approximately 9 months (NAHB).

Air Systems Components ("ASC")
Sales in 2008 were $1,112.3 million (2007: $1,083.6 million).

Adjusted operating profit was $104.2 million (2007: $102.5 million). The adjusted operating margin was 9.4% (2007: 9.5%).

Sales into the Non-Residential Construction markets remained broadly unaffected by the worsening economic environment during 2008, with ASC's order backlog substantially maintained throughout the year. The combination of our new green, energy efficient products, geographical expansion into higher growth markets and acquisitions completed during the year enabled us to outperform the market. Our acquisition of Trion, an indoor air quality business, was integrated successfully. Ruskin introduced its range of Energy Recovery Ventilators (ERVs), an energy saving product which recycles conditioned air and reduces energy usage in HVAC systems. An additional facility was opened in
India
, expanding the geographical reach of our Indian businesses.

Sales and profits were adversely affected at ASC principally as a result of the continued downturn in Residential Construction, mainly affecting our Hart & Cooley and Selkirk businesses. Adjusted operating profit increased in 2008 as a result of strong performance in our Non-Residential Construction business. The adverse effect of higher raw materials costs, coupled with decreases in volumes, was offset by price increases, positive contributions from acquisitions, and the positive impact of restructuring initiatives.

Other Building Products ("OBP")
Sales in 2008 were $342.8 million (2007: $489.8 million).

Adjusted operating loss was $24.0 million (2007: profit of $4.0 million). The adjusted operating margin was -7.0% (2007: 0.8%).

OBP includes Lasco Bathware and Philips Doors and Windows. Both businesses experienced further declines in sales in 2008 due to the further weakening Residential Construction, Manufactured Housing and Remodelling markets. Operating profit decreased due to lower volumes combined with increased raw material and freight costs associated with higher diesel costs. Performance in the second half improved as a result of continued restructuring initiatives at these divisions.

3.2 Finance Review

Reporting in US dollars
The Group changed its presentation currency from
Sterling
 to the US dollar with effect from the beginning of 2008. Comparative figures for 2007 that were originally presented in
Sterling
 have been re-presented in US dollars on the basis set out in note 2 to the accompanying financial information
.

Restructuring initiatives
Restructuring costs arise from major projects undertaken to rationalise the Group's operations and to improve our cost competitiveness.

In 2008, restructuring costs were $26.0 million and principally related to the closure of Power Transmission's facility at Moncks Corner,
South Carolina
, further rationalisation of the Lasco Bathware business in the
US
, the closure of Hart & Cooley's production facility at
Tucson
,
Arizona
, and further costs associated with outsourcing of IT services that began in 2007.

In 2007, restructuring costs were $27.6 million and principally related to the rationalisation of production facilities within the Lasco Bathware and Philips Products businesses in the
US
, the outsourcing of IT services and the initiatives within Fluid Power and Air Systems Components that began in 2006.

Net gain on disposals and exit of businesses
During 2008, the Group recognised a gain of $43.2 million on the disposal of Stant and Standard-Thomson.

During 2007, the Group recognised a gain of $65.2 million on the disposal of Lasco Fittings, a gain of $13.4 million on the disposal of Dearborn Mid-West and a loss of $2.6 million on the disposal of Tridon's indicator and side object detection businesses. Also during 2007, we recognised a gain of $15.4 million on the disposal of corporate property.

Share of profit of associates
The Group's share of the loss after taxation of its associates was $2.1 million (2007: profit of $0.8 million).

Net finance costs
Net finance costs increased to $75.0 million from $60.9 million in 2007.

This includes net interest payable on net borrowings of $47.1 million (2007: $54.0 million, of which $1.1 million related to discontinued operations). The movement in net interest payable during the year is due to lower average net debt and lower average interest rates. Net finance costs in relation to the post-employment benefits liability were $2.9 million (2007: $1.1 million, of which net income of $0.1 million related to discontinued operations in 2007).

In 2007 net finance costs included $1.2 million in relation to dividends payable on the convertible preference shares that were redeemed in July 2007.

Other finance expense was $25.0 million (2007: $5.6 million) and principally related to financial instruments held by the Group to hedge its currency translation exposures related to normal business operations that either did not qualify for hedge accounting or in respect of which there was hedge ineffectiveness.

Tax
In 2008, the income tax expense was $38.4 million (2007: $139.9 million). The loss before tax of $7.6 million (2007: profit of $525.4 million) upon which the income tax expense is calculated includes certain gains and losses on the disposal of subsidiaries and impairments for which no income tax is recognised. Excluding these gains, losses and impairments, the effective tax rate would have been 24.0% (2007: 25.4%).

The underlying effective tax rate for 2009 is expected to be around 25%.

Discontinued operations
In 2007, the loss from discontinued operations was $66.7 million, including the loss of $65.2 million on the disposal of Trico.

Minority interests
Profit after tax attributable to minority shareholders in subsidiaries not wholly owned was $18.1 million (2007: $25.0 million).

(Loss)/earnings per share
In 2008, there was a loss attributable to equity shareholders of $64.1 million (2007: profit of $293.8 million) and the loss per share was 7.29 cents (2007: diluted earnings per share of 40.91 cents).

Adjusted earnings for calculating adjusted diluted earnings per share from continuing operations were $229.5 million (2007: $328.3 million).

Adjusted diluted earnings per share from continuing operations were 26.02 cents (2007: 37.14 cents).

Dividends
Following the re-denomination of the Company's ordinary shares which took effect in May 2008, dividends are now declared in US dollars.

Dividends in respect of 2007 and prior years were declared and paid in
Sterling
. For comparative purposes, those dividends have been translated from
Sterling
 into US dollars at the exchange rate on their respective payment dates.

The Board has proposed a final dividend for 2008 of 2.00 cents per share which is expected to absorb $17.6 million in aggregate when it is paid in June 2009. When taken together with the interim dividend of 11.02 cents per share that was paid in November 2008, the total dividend per share for 2008 is 13.02 cents per share (2007: 27.68 cents per share).

Cash flow

Operating cash flow
Cash generated from operations was $628.7 million (2007: $638.7 million).

Cash conversion was 113.8% (2007: 82.9%).

Operating cash flow was $442.8 million (2007: $441.8 million). During 2008, good working capital management resulted in cash inflows of $68.9 million (2007: outflow of $37.8 million).
Cash costs associated with restructuring projects were $
16.3
 million (2007: $
1.2
 million).

During 2008, research and development expenditure was $
92.7
 million (2007: $99.2 million), of which $
0.6
 million (2007: $0.4 million) was capitalised.

Capital expenditure
Capital expenditure on property, plant and equipment and computer software was $193.8 million (2007: $236.5 million) and the Group realised $7.9 million in cash (2007: $39.6 million) on the disposal of property, plant and equipment.

In 2008, net capital expenditure was 0.9 times depreciation (2007: 0.9 times).

Capital expenditure represented 3.5% of sales within the Group's continuing operations (2007: 3.9%).

Management continues to maintain strict control on capital expenditure commensurate with the expected levels of demand for the Group's products. In 2009, capital expenditure is expected to be approximately $150 million, however this would be revisited should trading conditions continue to deteriorate.

Free cash flow
Free cash flow generated in 2008 was $300.9 million, compared with $290.0 million in 2007.

Dividends
Dividends paid on the Company's ordinary shares amounted to $246.2 million (2007: $247.3 million). Based on management's targeted level of dividends, dividend payments are expected to amount to $
48.5 million in 2009.

Acquisitions and disposals
During 2008, the cash inflow on the disposal of non-core businesses (net of cash disposed with those businesses) was $124.6 million, principally from the sale of Stant and Standard-Thomson. During 2007, the Group realised $216.3 million in cash on the disposal of businesses, principally from the sale of Trico, Lasco Fittings and Dearborn Mid-West.

In 2008, the cash outflow in relation to the acquisition of interests in subsidiaries was $65.8 million (2007: $17.0 million). In addition, $10.4 million (2007: $3.8 million) was spent on the acquisition of interests in associates.

After taking into account cash and debt acquired and disposed with subsidiaries, the Group's acquisitions and disposals activity during 2008 had the effect of reducing net debt by $49.9 million (2007: reduction in net debt of $202.0 million).

Net debt
Net debt decreased by $115.1 million during the year to $476.4 million at the end of 2008.

$ million	2008	2007
Opening net debt	(591.5)	(788.8)

Cash generated from operations	628.7	638.7
Capital expenditure	(193.8)	(236.5)
Disposal of property, plant and equipment	7.9	39.6
Operating cash flow	442.8	441.8
Income taxes paid (net)	(84.5)	(86.2)
Interest and preference dividends	(44.3)	(56.0)
Other movements	(13.1)	(9.6)
Free cash flow to equity shareholders	300.9	290.0
Ordinary dividends	(246.2)	(247.3)
Acquisitions	(65.8)	(17.0)
Disposals	124.6	222.4
Investments in associates	(10.4)	(3.8)
Disposal of other investments (net)	1.5	0.4
Ordinary share movements	(4.5)	(4.5)
Redemption of preference shares	-	(1.2)
Foreign currency movements	16.1	(39.3)
Cash movement in net debt	116.2	199.7
Non-cash movement in net debt	(1.1)	(2.4)
Total movement in net debt	115.1	197.3

Closing net debt	(476.4)	(591.5)

Net debt is analysed in note 13 of the accompanying financial information.

Capital Structure

We manage the Group's capital structure to maximise shareholder value whilst retaining flexibility to take advantage of opportunities which arise to grow the business. Our policy is to fund new investments first from existing cash resources and then from borrowings. It is our intention to maintain surplus undrawn committed borrowing facilities sufficient to enable us to manage the Group's liquidity through the operating and investment cycles.

We maintain a regular dialogue with the rating agencies, and the potential impact on our credit rating is taken into consideration when making capital allocation decisions.

Following approval by the Company's shareholders at the 2008 AGM and subsequent ratification by the High Court, the Company's ordinary shares were redenominated in US dollars on 22 May 2008. New ordinary shares of 9 cents each were attributed to holders of the Company's existing ordinary shares of 5 pence each on a one-for-one basis.

Borrowings

Borrowing facilities
The Group has committed borrowing facilities amounting to $1,175.7 million.

We have issued two bonds under our £750 million Euro Medium Term Note Programme: £150 million repayable in December 2011 and £250 million repayable in September 2015.

We also have a £400 million multi-currency revolving credit facility that expires in August 2010. At the end of 2008, we had drawn-down $
129.3
 million under this facility (the maximum amount drawn down during 2008 was $210.1 million).

We include within committed facilities our borrowings under finance leases which amounted to $6.9 million at the end of 2008.

In addition to our committed facilities, we have uncommitted facilities of $495.4 million (of which we had drawn-down $34.7 million at the end of 2008) and we have outstanding performance bonds, letters of credit and bank guarantees amounting to $164.5 million.

Overall, at the end of 2008 we had committed borrowing headroom of $420.4 million (in addition to cash and cash equivalents of $291.9 million).

$ million	Facility	Drawings	Total
Committed borrowing agreements
- Bonds	584.4	(584.4)	-
- Credit facility	584.4	(129.3)	-
- Finance leases	6.9	(6.9)	-
	1,175.7	(720.6)	455.1
Uncommitted borrowing agreements
- Credit facilities	495.4	(34.7)	460.7
Total headroom	1,671.1	(755.3)	915.8
Less: Uncommitted facilities			(495.4)
Committed (minimum) headroom			420.4

Cash and cash equivalents			291.9

Levels of borrowing and seasonality
We operate in a wide range of markets and geographic locations and as a result the seasonality of our aggregate borrowing requirements is modest. Fluctuations in the Group's borrowing level are caused principally by the timing of capital expenditure and dividend and interest payments. During 2008, the principal amount of the Group's borrowings decreased from $878.1 million to $749.0 million, and peaked at $1,072.9 million.

Borrowing covenants
We are subject to covenants, representations and warranties commonly associated with investment grade borrowings on our multi-currency revolving credit facility and bonds issued under the EMTN programme.
We are subject to two financial covenants under our multi-currency revolving credit facility that are calculated by applying UK GAAP extant as at 31 December 2002 and are therefore unaffected by the transition to IFRS. The ratio of net debt to EBITDA must not exceed 2.5 times (at the end of 2008 the ratio was 0.8 times) and the ratio of operating profit to the net interest charge must not be less than 3.0 times (for 2008, the ratio was
7.5
 times).

Cash Balances

We manage our cash balances such that there is no significant concentration of credit risk in any one bank or other financial institution. We monitor closely the credit quality of the institutions that holds our deposits. Similar considerations are given to the Group's portfolio of derivative financial instruments.

At the end of 2008, 92% of the Group's cash balances were held with institutions rated at least A-1 by Standard & Poors and P-1 by Moody's.

Going Concern

As previously discussed under the heading "Outlook for 2009", the Group's end markets are expected to remain very challenging during 2009. Current economic conditions make forecasting extremely difficult and there is the possibility that the Group's actual trading performance during the coming year may be materially different from management's expectations.

As detailed under the heading "Borrowings" above, the Group's committed borrowing facilities of $1,175.7 million include the £400 million multi-currency revolving credit facility which expires in August 2010. Management is in initial discussions with banks concerning the renewal or replacement of this facility.

Based on internal forecasts and projections that take into account reasonably possible changes in the Group's trading performance, the Directors believe that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Company's and the Group's financial statements.

Breakdown of underlying, acquisition and currency impact from 2007 to 2008 (unaudited)

Continuing operations $ million, unless otherwise indicated	2007	Exchange rate effect	Disposals	Like- for- like basis	Acquisitions	Underlying change (1)	2008
Sales
Industrial & Automotive	4,312.7	159.2	(255.0)	4,216.9	22.4	(178.5)	4,060.8
		3.7%				(4.2)%
Building Products	1,573.4	(1.3)	(13.8)	1,558.3	41.1	(144.3)	1,455.1
		(0.1)%				(9.3)%
Group	5,886.1	157.9	(268.8)	5,775.2	63.5	(322.8)	5,515.9
		2.7%				(5.6)%
Adjusted operating profit
Industrial & Automotive	477.4	18.9	(20.3)	476.0	7.2	(123.5)	359.7
		4.0%				(25.9)%
Building Products	106.5	(0.2)	(1.9)	104.4	3.1	(27.3)	80.2
		(0.2)%				(26.1)%
Central Costs	(53.4)	1.7	0.1	(51.6)	-	15.1	(36.5)
		3.2%				29.3%
Group	530.5	20.4	(22.1)	528.8	10.3	(135.7)	403.4
		3.8%				(25.7)%

(1) The underlying percentage change is calculated by taking the underlying change as a percentage of the like-for-like basis.

Non-GAAP Measures

Adjusted operating profit
Adjusted operating profit represents operating profit before specific items that are considered to distort comparison of operating performance either year on year or between different businesses.

During the period under review, these items were the amortisation of intangible assets arising on acquisitions, restructuring initiatives (comprising restructuring costs and the net gain or loss on disposals and on the exit of businesses) and impairments.

A reconciliation of operating profit to adjusted operating profit is presented on page 17 of the accompanying financial information.

Adjusted operating margin
Adjusted operating margin represents adjusted operating profit as a percentage of sales.

Underlying change in sales and adjusted operating profit
We define the underlying change in a performance measure as the year-on-year change excluding the effect of currency fluctuations and the contribution before organic growth of businesses that have been acquired or disposed of during the current and prior years.

Reconciliations identifying the underlying change in sales and adjusted operating profit at Group level and for each of our business groups are presented on the previous page.

Adjusted EBITDA
Adjusted EBITDA represents adjusted operating profit before depreciation and, to the extent that they are included in adjusted operating profit, amortisation and impairments.

Adjusted EBITDA margin
Adjusted EBITDA margin represents EBITDA as a percentage of sales.

Adjusted earnings per share
Earnings for the purpose of calculating adjusted earnings per share represents earnings from continuing operations adjusted for the specific items excluded in arriving at adjusted operating profit and the tax effects of those items.

We calculate adjusted basic and diluted earnings per share using the average number of ordinary shares that are used in calculating the equivalent measures under IFRS as described in note 11 to the accompanying financial information.

Operating cash flow
Operating cash flow represents cash generated from operations less net capital expenditure (cash outflows on the purchase of property, plant and equipment and non-integral computer software) less proceeds from the disposal of property, plant and equipment).

Net debt
Net debt represents bank overdrafts, bank and other loans, finance lease obligations and the carrying amount of derivatives used to hedge translational exposures, less cash and cash equivalents and collateralised cash (included in trade and other receivables).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements are identified by the words "expect", "believe", "intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions. Under the safe harbour provisions of the
US
 Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the outlook for 2009, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group's operations include, but are not limited to, those described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Consolidated income statement

	Note	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Continuing operations
Sales	3	5,515.9	5,886.1	5,746.1
Cost of sales		(4,023.7)	(4,284.6)	(4,165.9)
Gross profit		1,492.2	1,601.5	1,580.2
Distribution costs		(584.5)	(578.4)	(564.3)
Administrative expenses		(512.8)	(500.6)	(478.4)
Impairments	4	(342.4)	(0.8)	(2.9)
Restructuring costs	5	(26.0)	(27.6)	(23.9)
Net gain on disposals and on the exit of businesses	5	43.0	91.4	5.7
Restructuring initiatives		17.0	63.8	(18.2)
Share of (loss)/profit of associates		(2.1)	0.8	2.8
Operating profit		67.4	586.3	519.2

Interest payable	6	(137.8)	(142.1)	(142.6)
Investment income	7	87.8	86.8	73.3
Other finance expense	8	(25.0)	(5.6)	(1.3)
Net finance costs		(75.0)	(60.9)	(70.6)
(Loss)/profit before tax		(7.6)	525.4	448.6
Income tax expense	9	(38.4)	(139.9)	(65.6)
(Loss)/profit for the period from continuing operations		(46.0)	385.5	383.0

Discontinued operations
Loss for the period from discontinued operations	10	-	(66.7)	(21.3)
(Loss)/profit for the period		(46.0)	318.8	361.7
Minority interests		(18.1)	(25.0)	(20.5)
(Loss)/profit for the period attributable to equity shareholders		(64.1)	293.8	341.2

Reconciliation of operating profit to adjusted operating profit
Operating profit		67.4	586.3	519.2
Adjustments:
- Amortisation of intangible assets arising on acquisitions		10.6	7.2	5.0
- Impairments	4	342.4	0.8	2.9
- Restructuring initiatives	5	(17.0)	(63.8)	18.2
Adjusted operating profit		403.4	530.5	545.3

(Loss)/earnings per share
Basic
Continuing operations		(7.29)c	41.42 c	43.21 c
Discontinued operations		- c	(7.66)c	(2.54)c
Total operations	11	(7.29)c	33.76 c	40.67 c

Diluted
Continuing operations		(7.29)c	40.91 c	42.13 c
Discontinued operations		- c	(7.54)c	(2.41)c
Total operations	11	(7.29)c	33.37 c	39.72 c

Adjusted earnings per share
Basic	11	26.09 c	37.58 c	45.43 c
Diluted	11	26.02 c	37.14 c	44.24 c

Dividends per ordinary share	12	13.02 c	27.68 c	27.26 c

Consolidated cash flow statement

	Note	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Operating activities
Cash generated from operations	13	628.7	638.7	607.8
Income taxes paid		(116.3)	(110.4)	(151.8)
Income taxes received		31.8	24.2	9.4
Net cash inflow from operating activities		544.2	552.5	465.4
Investing activities
Purchase of property, plant and equipment		(183.2)	(231.3)	(193.8)
Purchase of computer software		(10.6)	(5.2)	(38.3)
Capitalisation of development costs		(0.6)	(0.4)	(0.6)
Disposal of property, plant and equipment		7.9	39.6	25.9
Purchase of available-for-sale investments		(0.1)	(0.2)	(0.2)
Sale of available-for-sale investments		1.6	0.6	0.6
Purchase of interests in associates		(10.4)	(3.8)	(3.5)
Purchase of subsidiaries, net of cash acquired	25	(65.0)	(17.0)	(201.0)
Sale of businesses and subsidiaries, net of cash disposed	26	124.6	216.3	12.5
Interest received		11.2	12.2	18.7
Dividends received from associates		0.6	1.4	0.6
Net cash (outflow)/inflow from investing activities		(124.0)	12.2	(379.1)
Financing activities
Issue of ordinary shares		0.2	2.4	27.3
Redemption of convertible cumulative preference shares		-	(1.2)	-
Draw-down of bank and other loans		114.6	8.4	102.5
Repayment of bank and other loans		(15.6)	(289.9)	(51.2)
(Payments)/receipts on foreign currency derivatives		(178.6)	(16.3)	59.9
Capital element of finance lease rental payments		(2.8)	(3.2)	(3.8)
Interest element of finance lease rental payments		(0.5)	(1.4)	(1.1)
Decrease in collateralised cash		0.7	2.4	2.6
Purchase of own shares		(4.7)	(6.9)	(8.7)
Interest paid		(55.0)	(64.8)	(71.1)
Equity dividend paid		(246.2)	(247.3)	(217.3)
Preference dividend paid		-	(2.0)	(13.0)
Investment by a minority shareholder in a subsidiary		0.4	3.8	5.9
Dividend paid to a minority shareholder in a subsidiary		(13.5)	(14.4)	(14.7)
Net cash outflow from financing activities		(401.0)	(630.4)	(182.7)
Increase/(decrease) in net cash and cash equivalents		19.2	(65.7)	(96.4)
Net cash and cash equivalents at the beginning of the period		280.2	326.4	378.6
Foreign currency translation		(21.2)	19.5	44.2
Net cash and cash equivalents at the end of the period		278.2	280.2	326.4

Analysis of net cash and cash equivalents:

	As at 3 January 2009 US$ million	As at 29 December 2007 US$ million	As at 30 December 2006 US$ million
Cash and cash equivalents	291.9	295.9	337.6
Bank overdrafts	(13.7)	(15.7)	(11.2)
	278.2	280.2	326.4

As at 3 January 2009, the Group's net debt was US$476.4 million (29 December 2007: US$591.5 million).
A reconciliation of the change in net cash and cash equivalents to the movement in net debt is presented in note 13.
Consolidated balance sheet

	Note	As at 3 January 2009 US$ million	As at 29 December 2007 US$ million
Non-current assets
Goodwill	14	415.9	660.0
Other intangible assets	15	108.8	93.1
Property, plant and equipment	16	1,167.3	1,414.4
Investments in associates		20.3	17.7
Trade and other receivables	18	105.9	24.9
Deferred tax assets		64.8	47.4
Post-employment benefit surpluses		5.3	7.2
		1,888.3	2,264.7
Current assets
Inventories	17	772.4	799.8
Trade and other receivables	18	769.7	989.1
Income tax recoverable		47.6	29.5
Available-for-sale investments		0.8	3.0
Cash and cash equivalents		291.9	295.9
		1,882.4	2,117.3
Assets held for sale	19	-	90.9
Total assets		3,770.7	4,472.9
Current liabilities
Bank overdrafts		(13.7)	(15.7)
Bank and other loans		(29.5)	(39.8)
Obligations under finance leases		(1.5)	(1.8)
Trade and other payables	20	(650.1)	(738.7)
Income tax liabilities		(17.9)	(28.7)
Provisions	21	(48.8)	(50.2)
		(761.5)	(874.9)
Non-current liabilities
Bank and other loans		(762.9)	(820.5)
Obligations under finance leases		(5.4)	(7.8)
Trade and other payables	20	(51.6)	(43.2)
Post-employment benefit obligations		(333.6)	(306.5)
Deferred tax liabilities		(29.7)	(42.2)
Income tax liabilities		(63.5)	(67.6)
Provisions	21	(23.2)	(27.3)
		(1,269.9)	(1,315.1)
Liabilities directly associated with assets held for sale	19	-	(28.1)
Total liabilities		(2,031.4)	(2,218.1)
Net assets		1,739.3	2,254.8
Capital and reserves
Ordinary share capital	22	79.6	65.5
Share premium account	22	799.1	679.4
Deferred shares	23	0.1	-
Own shares		(14.9)	(18.9)
Capital redemption reserve	24	921.7	718.8
Currency translation reserve	24	(169.6)	313.7
Available-for-sale reserve	24	(1.0)	(0.2)
(Accumulated deficit)/retained profit	24	(4.2)	379.5
Shareholders' equity		1,610.8	2,137.8
Minority interests		128.5	117.0
Total equity		1,739.3	2,254.8

Consolidated statement of recognised income and expense

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
(Loss)/profit for the period	(46.0)	318.8	361.7
Net (expense)/income recognised directly in equity
(Loss)/gain on available-for-sale investments	(1.0)	(0.8)	1.1
Post-employment benefits:
- Net actuarial (loss)/gain	(98.8)	95.9	38.0
- Effect of the asset ceiling	12.3	(43.8)	(1.6)
Currency translation differences on foreign operations:
- Subsidiaries	(211.7)	109.2	(305.1)
- Associates	(3.2)	0.6	(0.9)
Gain/(loss) on net investment hedges	57.2	(27.2)	127.6
Currency translation differences on change of presentation currency	-	36.1	227.8
Income tax benefit/(expense) on items taken directly to equity	14.3	(12.6)	(1.8)
	(230.9)	157.4	85.1
Transfers from equity to the income statement
Gain realised on available-for-sale investments	(1.2)	(0.6)	(0.4)
Currency translation differences on foreign operations sold	6.7	28.4	-
	5.5	27.8	(0.4)
Total recognised income and expense for the period	(271.4)	504.0	446.4

Attributable to:
- Equity shareholders	(287.8)	474.4	421.8
- Minority interests	16.4	29.6	24.6
	(271.4)	504.0	446.4

Reconciliation of changes in consolidated shareholders' equity

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Shareholders' equity at the beginning of the period	2,137.8	1,769.2	1,140.8
Total recognised income and expense attributable to equity shareholders	(287.8)	474.4	421.8
Dividends on ordinary shares	(246.2)	(247.3)	(217.3)
Ordinary shares issued:
- Conversion of convertible cumulative preference shares	-	130.0	390.7
- Exercise of employee share options	0.2	2.4	27.4
Purchase of own shares	(4.7)	(6.9)	(8.7)
Cost of share-based incentives	11.5	16.0	14.5
Net (reduction in)/addition to shareholders' equity during the period	(527.0)	368.6	628.4
Shareholders' equity at the end of the period	1,610.8	2,137.8	1,769.2

Notes to the financial information

1. Basis of preparation
The financial information in this release
is derived from the Group's consolidated financial statements for the year ended 3 January 2009 that have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted for use in the European Union and, except with regard to certain financial instruments, under the historical cost convention.
From the Group's perspective, there are no applicable differences between IFRS adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.
The Group's principal accounting policies are unchanged compared with the year ended 29 December 2007.
During the period, the Group adopted the following accounting pronouncements that are relevant to its operations, neither of which had any impact on its results or financial position:
  IFRS 8 "Operating Segments" (adopted early)
  IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
The financial information does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 or contain sufficient information to comply with IFRS disclosure requirements.
The Company's auditors, Deloitte LLP, have given an unqualified report on the Group's consolidated financial statements for the year ended 3 January 2009, which does not contain any statement under section 237 of the Companies Act 1985. Subject to approval by shareholders, the financial statements will be filed with the Registrar of Companies following the Company's Annual General Meeting on 1 June 2009.

2. Transition to reporting in US dollars
Over recent years, the focus of the Group's acquisition activity has been overseas and there has been a reduction in the relative importance of its
UK
 operations. The Group's principal operations are based in the
US
 and the majority of the Group's profit is generated in US dollars. Against this background, the Directors of Tomkins plc consider that the Company's functional currency changed from
Sterling
 to the US dollar at the beginning of 2008.
Consistent with the change in the Company's functional currency, the Group changed its presentation currency from
Sterling
 to the US dollar with effect from the beginning of 2008. Comparative figures for 2007 and 2006 have been re-presented in US dollars.
The change of the Group's presentation currency and that of the Company's functional currency were accounted for in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates".
On the change of the Group's presentation currency, comparative figures previously reported in
Sterling
 were translated into US dollars as follows:
  income and expenses were translated at the average exchange rate for the relevant period;
  assets and liabilities were translated at the closing exchange rate on the relevant balance sheet date; and
  equity items were translated at historical exchange rates.
The exchange rates used were as follows:

	2007 £1=US$	2006 £1=US$
Average rate	2.00	1.83
Closing rate	1.99	1.96

As a result of the change of the Group's presentation currency, a currency translation difference of US$338.8 million was recognised in equity as at 29 December 2007 which represented the difference between the Group's assets and liabilities translated from Sterling into US dollars at the closing exchange rate on that date of £1=US$1.99 and the equity items recognised in the consolidated financial statements that were translated from Sterling into US dollars at historical exchange rates. The change of the Company's functional currency was accounted for prospectively from the beginning of 2008. Accordingly, the assets, liabilities and equity items of the Company as at 29 December 2007 were translated from Sterling into US dollars at the closing exchange rate on that date of £1=US$1.99.
As a consequence of applying the closing exchange rate rather than historical exchange rates to the equity items of the Company, US$334.5 million of the currency translation difference arising on the change of the Group's presentation currency was transferred from the cumulative currency translation reserve back to the equity items of the Company that are recognised as equity items in the consolidated financial statements.

3. Segment information
A. Background
The Group's operating segments are identified by grouping together businesses that manufacture similar products, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group's businesses.
The Board uses adjusted operating profit to measure the profitability of each segment. Adjusted operating profit is therefore the measure of segment profit presented in the Group's segment disclosures. Adjusted operating profit represents operating profit before the amortisation of intangible assets arising on acquisitions, restructuring initiatives (comprising restructuring costs and the net gain or loss on disposals and on the exit of businesses) and impairments.
As indicated in
note 1
, the Group adopted IFRS 8 "Operating Segments" early with effect from the beginning of 2008. Accordingly, certain information for prior years has been restated to conform with the requirements of IFRS 8.
B. Sales and adjusted operating profit - continuing operations

	Sales			Adjusted operating profit
	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
By operating segment
Industrial & Automotive:
- Power Transmission	2,106.4	2,063.2	1,851.2	229.6	266.8	258.2
- Fluid Power	832.3	769.1	709.4	46.2	71.0	64.4
- Fluid Systems	501.2	583.8	447.4	39.9	55.0	22.9
- Other Industrial & Automotive	620.9	896.6	976.0	44.0	84.6	98.8
	4,060.8	4,312.7	3,984.0	359.7	477.4	444.3
Building Products:
- Air Systems Components	1,112.3	1,083.6	1,070.6	104.2	102.5	106.3
- Other Building Products	342.8	489.8	691.5	(24.0)	4.0	47.3
	1,455.1	1,573.4	1,762.1	80.2	106.5	153.6
Corporate	-	-	-	(36.5)	(53.4)	(52.6)
	5,515.9	5,886.1	5,746.1	403.4	530.5	545.3
By origin
US	2,947.6	3,457.0	3,718.7	181.4	300.8	347.3
UK	399.6	408.1	256.7	(4.5)	7.4	(13.0)
Rest of Europe	787.2	733.9	641.2	55.9	66.1	59.9
Rest of the World	1,381.5	1,287.1	1,129.5	170.6	156.2	151.1
	5,515.9	5,886.1	5,746.1	403.4	530.5	545.3
By destination
US	3,178.7	3,712.5	3,840.3
UK	129.0	149.4	134.2
Rest of Europe	864.9	809.7	685.2
Rest of the World	1,343.3	1,214.5	1,086.4
	5,515.9	5,886.1	5,746.1

Inter-segment sales were not significant.
Reconciliation of adjusted operating profit to (loss)/profit before tax:

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Adjusted operating profit	403.4	530.5	545.3
Amortisation of intangible assets arising on acquisitions	(10.6)	(7.2)	(5.0)
Impairments (see note 4 )	(342.4)	(0.8)	(2.9)
Restructuring initiatives (see note 5 )	17.0	63.8	(18.2)
Operating profit	67.4	586.3	519.2
Net finance costs	(75.0)	(60.9)	(70.6)
(Loss)/profit before tax	(7.6)	525.4	448.6

4. Impairments
As explained in
notes 14 and 16
, during 2008 the Group recognised impairments totalling $342.4 million which reflected the effect of deteriorating economic conditions on the Group's end markets.

	Year ended 3 January 2009			Year ended 29 December 2007			Year ended 30 December 2006
	Goodwill US $ million	Property, plant and equipment US $ million	Total US$ million	Goodwill US $ million	Property, plant and equipment US $ million	Total US$ million	Goodwill US $ million	Property, plant and equipment US $ million	Total US$ million
By operating segment
Industrial & Automotive:
- Power Transmission	194.6	90.0	284.6	-	-	-	-	-	-
- Fluid Power	-	11.7	11.7	-	-	-	-	-	-
- Fluid Systems	-	1.1	1.1	0.8	-	0.8	2.9	-	2.9
- Other Industrial & Automotive	-	-	-	-	-	-	-	-	-
	194.6	102.8	297.4	0.8	-	0.8	2.9	-	2.9
Building Products:
- Air Systems Components	34.0	-	34.0	-	-	-	-	-	-
- Other Building Products	-	11.0	11.0	-	-	-	-	-	-
	34.0	11.0	45.0	-	-	-	-	-	-
	228.6	113.8	342.4	0.8	-	0.8	2.9	-	2.9

5. Restructuring initiatives
A. Restructuring costs
In 2008, restructuring costs principally related to the closure of Power Transmission's facility at Moncks Corner,
South Carolina
, further rationalisation of the Lasco Bathware business in the
US
, the closure of Hart & Cooley's production facility at
Tucson
,
Arizona
, and further costs associated with outsourcing of IT services that began in 2007.
In 2007, restructuring costs principally related to the rationalisation of production facilities within the Lasco Bathware and Philips Products businesses in the
US
, the outsourcing of IT services, and the initiatives within the Fluid Power and Air Systems Components business groups that began in 2006. In 2006, restructuring costs related to the transfer of the activities of Fluid Power's facility at St. Neots, UK to a new facility in the Czech Republic, the closure of Air Systems Components facility at Holland, Michigan in the US, and the closure of Stackpole's pump components facility and Air Systems Components' facilities at Englewood, Ohio and Tabor City, North Carolina that began in 2005.
B. Disposals and exit of businesses
In 2008, the Group recognised a gain of US$43.2 million on the disposal of Stant and Standard-Thomson.
In 2007, the Group recognised a gain of US$65.2 million on the disposal of Lasco Fittings Inc., a gain of US$13.4 million on the disposal of Dearborn Mid-West and a loss of US$2.6 million on the disposal of Tridon Electronics' indicator and side object detection businesses. Also during the year, the Group recognised a gain of US$15.4 million on the disposal of Corporate property. In 2006, the Group recognised a gain of US$5.7 million on the sale of property, plant and equipment relating to businesses sold in previous years.

	Year ended 3 January 2009			Year ended 29 December 2007			Year ended 30 December 2006
	Restructuring costs US$ million	Disposals and exit of businesses US $ million	Total US$ million	Restructuring costs US$ million	Disposals and exit of businesses US $ million	Total US$ million	Restructuring costs US$ million	Disposals and exit of businesses US $ million	Total US$ million
By operating segment
Industrial & Automotive:
- Power Transmission	(13.8)	-	(13.8)	(6.0)	0.2	(5.8)	(11.7)	5.9	(5.8)
- Fluid Power	(1.9)	-	(1.9)	(8.6)	-	(8.6)	(5.7)	-	(5.7)
- Fluid Systems	(0.2)	43.2	43.0	0.2	(2.8)	(2.6)	-	-	-
- Other Industrial & Automotive	(3.2)	-	(3.2)	-	13.4	13.4	(0.6)	(0.2)	(0.8)
	(19.1)	43.2	24.1	(14.4)	10.8	(3.6)	(18.0)	5.7	(12.3)
Building Products:
- Air Systems Components	(3.6)	-	(3.6)	(7.4)	-	(7.4)	(5.9)	(0.2)	(6.1)
- Other Building Products	(3.0)	(0.2)	(3.2)	(4.8)	65.2	60.4	-	0.2	0.2
	(6.6)	(0.2)	(6.8)	(12.2)	65.2	53.0	(5.9)	-	(5.9)
Corporate	(0.3)	-	(0.3)	(1.0)	15.4	14.4	-	-	-
	(26.0)	43.0	17.0	(27.6)	91.4	63.8	(23.9)	5.7	(18.2)

6. Interest payable

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Borrowings:
- Interest on bank overdrafts	2.3	1.6	3.9
- Interest on loans	42.6	57.3	62.9
- Interest on interest rate swaps in designated hedging relationships:
Payable	55.6	61.8	51.2
Receivable	(47.2)	(54.6)	(50.1)
- Interest on interest rate swaps classed as held for trading:
Payable	2.8	8.6	8.6
Receivable	(2.2)	(10.4)	(11.2)
	53.9	64.3	65.3
Interest element of finance lease rentals	0.5	1.4	1.1
Other interest payable	5.0	0.1	0.5
	59.4	65.8	66.9
Dividends payable on convertible cumulative preference shares	-	1.2	9.9
	59.4	67.0	76.8
Post-employment benefits:
- Interest cost on benefit obligation	78.4	77.3	72.8
	137.8	144.3	149.6

Continuing operations	137.8	142.1	142.6
Discontinued operations	-	2.2	7.0
	137.8	144.3	149.6

Interest rate swaps are used to manage the interest rate profile of the Group's borrowings. Accordingly, net interest payable or receivable on interest rate swaps is included in interest payable.

7. Investment income

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Interest on bank deposits	9.6	8.4	8.8
Other interest receivable	2.7	3.4	3.8
	12.3	11.8	12.6
Post-employment benefits:
- Expected return on plan assets	75.5	76.2	66.2
	87.8	88.0	78.8

Continuing operations	87.8	86.8	73.3
Discontinued operations	-	1.2	5.5
	87.8	88.0	78.8

8. Other finance expense

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Hedging activities
Gain on derivatives in designated hedging relationships	(0.1)	(1.6)	(1.7)
Loss on derivatives classed as held for trading	2.1	3.8	1.7
Loss on other instruments not qualifying for hedge accounting	17.9	3.0	1.3
	19.9	5.2	1.3
Other items
Loss on embedded derivatives	5.1	0.4	-
	25.0	5.6	1.3

Other finance expense is wholly attributable to continuing operations.
9. Income tax expense

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Current tax:
- UK	(13.4)	2.2	(36.7)
- Overseas	50.6	97.3	43.9
	37.2	99.5	7.2
Deferred tax	1.2	51.0	26.1
Income tax expense for the period	38.4	150.5	33.3

Continuing operations	38.4	139.9	65.6
Discontinued operations ( note 10 )	-	10.6	(32.3)
	38.4	150.5	33.3

10. Discontinued operations
Discontinued operations principally comprise the results and loss on disposal of Trico, the Group's former Wiper Systems business, that was sold on 29 June 2007.
In 2007, the Group recognised a loss of US$59.6 million before tax on the disposal of Trico. Also during 2007, the Group recognised a gain of US$2.4 million before tax on the receipt of additional proceeds in relation to businesses sold in previous years. After the attributable tax expense of US$8.0 million, the loss on disposal of discontinued operations was US$65.2 million.
In 2006, the Group recognised an impairment of US$45.9 million when Trico was classified as held for sale and additional consideration of US$4.6 million in relation to businesses sold in previous years. After the attributable tax credit of US$37.4 million, the loss on disposal of discontinued operations was US$3.9 million.
The loss for the period from discontinued operations may be analysed as follows:

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Loss for the period of discontinued operations
Sales	-	157.6	343.8
Cost of sales	-	(131.2)	(297.0)
Gross profit	-	26.4	46.8
Distribution costs	-	(12.8)	(24.6)
Administrative expenses	-	(9.9)	(21.1)
Restructuring costs	-	(1.6)	(11.9)
Operating profit/(loss)	-	2.1	(10.8)
Net finance costs	-	(1.0)	(1.5)
Profit/(loss) before tax	-	1.1	(12.3)
Income tax expense	-	(2.6)	(5.1)
Loss after tax	-	(1.5)	(17.4)
Loss on disposal of discontinued operations
Loss before tax	-	(57.2)	(41.3)
Income tax (expense)/benefit	-	(8.0)	37.4
Loss after tax	-	(65.2)	(3.9)
Loss for the period from discontinued operations	-	(66.7)	(21.3)

Restructuring costs in each period relate to the transfer of manufacturing activities from the Wiper Systems facility at
Pontypool
,
UK
 to more cost competitive locations.

11. (Loss)/earnings per share
A. Basic and diluted (loss)/earnings per share
Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period attributable to equity shareholders by the weighted average number of the Company's ordinary shares in issue during the period. The weighted average number of ordinary shares in issue during the period excludes 4,002,675 shares (2007: 4,331,018 shares; 2006: 3,759,701 shares), being the weighted average number of own shares held during the period.
Diluted (loss)/earnings per share takes into account the dilutive effect of options and awards outstanding under the Group's employee share schemes and, in prior years, the dilutive effect of the potential conversion of the Company's preference shares into the Company's ordinary shares. The weighted average number of the Company's ordinary shares used in the calculation of diluted (loss)/earnings per share excludes the effect of options and awards over 21,476,725 shares (2007: 9,318,429 shares; 2006: 1,229,593 shares) that were anti-dilutive for the periods presented but could dilute earnings per share in the future.

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Continuing operations
(Loss)/profit for the period	(46.0)	385.5	383.0
Minority interests	(18.1)	(25.0)	(20.5)
(Loss)/earnings for calculating basic (loss)/earnings per share	(64.1)	360.5	362.5
Effect of dilutive potential ordinary shares:
- Dividends payable on preference shares	-	1.2	9.9
(Loss)/earnings for calculating diluted (loss)/earnings per share	(64.1)	361.7	372.4

Discontinued operations
Loss for the period, being earnings for calculating basic and diluted (loss)/earnings per share	-	(66.7)	(21.3)

Continuing and discontinued operations
(Loss)/profit for the period	(46.0)	318.8	361.7
Minority interests	(18.1)	(25.0)	(20.5)
(Loss)/earnings for calculating basic (loss)/earnings per share	(64.1)	293.8	341.2
Effect of dilutive potential ordinary shares:
- Dividends payable on preference shares	-	1.2	9.9
(Loss)/earnings for calculating diluted (loss)/earnings per share	(64.1)	295.0	351.1

Weighted average number of ordinary shares
For calculating basic (loss)/earnings per share	879,727,725	870,297,953	838,893,502
Effect of dilutive potential ordinary shares:
- Share options and awards	-	4,018,619	5,173,658
- Preference shares	-	9,714,541	39,759,222
For calculating diluted (loss)/earnings per share	879,727,725	884,031,113	883,826,382

B. Adjusted (loss)/earnings per share
Adjusted (loss)/earnings per share is based on the (loss)/profit for the period from continuing operations before the amortisation of intangibles arising on acquisitions, restructuring initiatives (comprising restructuring costs and the net gain or loss on disposals and on the exit of businesses), impairments and related tax effects.

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Continuing operations
(Loss)/earnings for calculating basic (loss)/earnings per share	(64.1)	360.5	362.5
Adjusted for:
- Amortisation of intangibles arising on acquisitions	10.6	7.2	5.0
- Impairments ( note 4 )	342.4	0.8	2.9
- Restructuring initiatives ( note 5 )	(17.0)	(63.8)	18.2
- Taxation on above adjustments	(42.4)	22.4	(7.5)
Earnings for calculating adjusted basic earnings per share	229.5	327.1	381.1
Dividends payable on preference shares	-	1.2	9.9
Earnings for calculating adjusted diluted earnings per share	229.5	328.3	391.0

12. Dividends on ordinary shares

	Year ended 3 January 2009 per share	Year ended 29 December 2007 per share	Year ended 30 December 2006 per share
Paid or proposed in respect of the period
Interim dividend	11.02 c	11.02 c	10.13 c
Final dividend	2.00 c	16.66 c	17.13 c
	13.02 c	27.68 c	27.26 c

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Recognised in the period
Interim dividend for the period of 11.02c (2007: 11.02c ; 2006: 10.13c) per share	97.1	97.0	86.6
Final dividend for the prior period of 16.66c (2007: 17.13c; 2006: 15.28c) per share	149.1	150.3	130.7
	246.2	247.3	217.3

Following the redenomination of the Company's share capital from
Sterling
 to US dollars, which became effective on 22 May 2008, the Company's dividends are declared in US dollars. Dividends in respect of 2007 and prior years were declared and paid in
Sterling
 and have been translated into US dollars at the exchange rate on their respective payment dates.
The Directors propose a final dividend for 2008 of 2.00c per share that, subject to approval by shareholders, will be paid on 10 June 2009 to shareholders on the register on 8 May 2009.
Based on the number of ordinary shares currently in issue, the final dividend for 2008 is expected to absorb US$17.6 million.

13. Cash flow
A. Reconciliation of (loss)/profit for the period to cash generated from operations

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
(Loss)/profit for the period	(46.0)	318.8	361.7
Interest payable	137.8	144.3	149.6
Investment income	(87.8)	(88.0)	(78.8)
Other finance expense	25.0	5.6	1.3
Income tax expense	38.4	150.5	33.3
Profit from continuing and discontinued operations	67.4	531.2	467.1
Share of loss/(profit) of associates	2.1	(0.8)	(2.8)
Amortisation of intangible assets	26.0	20.6	24.4
Depreciation of property, plant and equipment	203.1	215.9	208.2
Impairments:
- Goodwill	228.6	0.8	2.9
- Property, plant and equipment	113.8	-	-
(Gain)/loss on disposal of businesses:
- Continuing operations	(43.0)	(76.0)	(5.7)
- Discontinued operations	-	57.2	41.3
Loss/(gain) on sale of property, plant and equipment	3.8	(11.2)	5.3
Gain on available-for-sale-investments	(1.2)	(0.6)	(0.4)
Cost of share-based incentives	11.5	16.0	14.5
Decrease in post-employment benefit obligations	(49.5)	(74.2)	(63.8)
Decrease in provisions	(3.7)	(2.4)	(17.7)
Operating cash flows before movements in working capital	558.9	676.5	673.3
Increase in inventories	(12.8)	(20.0)	(37.4)
Decrease/(increase) in receivables	143.8	(74.0)	(18.4)
(Decrease)/increase in payables	(61.2)	56.2	(9.7)
Cash generated from operations	628.7	638.7	607.8

B. Reconciliation of net increase/(decrease) in cash and cash equivalents to movement in net debt

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Net debt at the beginning of the period	(591.5)	(920.8)	(1,101.0)
Decrease/(increase) in net debt resulting from cash flows:
- Increase/(decrease) in cash and cash equivalents	19.2	(65.7)	(96.4)
- (Increase)/decrease in debt and lease financing	(96.2)	284.7	(47.5)
- Redemption of preference shares	-	1.2	-
- Decrease in collateralised cash	(0.7)	(2.4)	(2.6)
	(77.7)	217.8	(146.5)
Conversion of preference shares	-	130.0	390.7
Leases disposed of on sale of businesses	-	6.1	-
Leases obtained on acquisition of businesses	-	-	-
Debt acquired on acquisition of subsidiaries	(0.8)	-	-
Other non-cash movements	(1.1)	(1.6)	2.0
Foreign currency translation	194.7	(23.0)	(66.0)
Decrease in net debt during the period	115.1	329.3	180.2
Net debt at the end of the period	(476.4)	(591.5)	(920.8)

C. Analysis of net debt

	As at 3 January 2009 US$ million	As at 29 December 2007 US$ million	As at 30 December 2006 US$ million
Cash and cash equivalents	(291.9)	(295.9)	(337.6)
Collateralised cash	(3.8)	(5.8)	(8.0)
Bank overdrafts	13.7	15.7	11.2
Bank and other loans	792.4	860.3	1,111.8
Obligations under finance leases	6.9	9.6	18.2
Derivatives hedging currency translational exposures	(40.9)	7.6	(6.8)
Net debt excluding preference shares	476.4	591.5	788.8
Convertible cumulative preference shares	-	-	132.0
Net debt including preference shares	476.4	591.5	920.8

14. Goodwill

US$ million
Carrying amount
As at 29 December 2007	660.0
Acquisition of subsidiaries	8.4
Impairments	(228.6)
Foreign currency translation	(23.9)
As at 3 January 2009	415.9

During 2008, impairments totalling US$228.6 million were recognised in relation to the goodwill allocated to Stackpole, Gates Mectrol and Selkirk.
Stackpole manufactures power transmission components, systems and assemblies, principally for automotive OEMs, at its facilities in
Canada
,
Germany
 and
South Korea
. At the time of the last annual impairment test of goodwill, the recoverable amount of Stackpole only marginally exceeded its carrying amount. During the first half of 2008, there was a deterioration in Stackpole's end markets and an impairment of US$90.5 million was recognised in relation to the goodwill allocated to the business. During the second half of 2008, the further deterioration on Stackpole's end markets caused the impairment of the remaining goodwill allocated to the business, which amounted to US$66.7 million.
Gates Mectrol manufactures power transmission and motion control belts, principally for industrial and automotive OEMs, at its facilities in the
US
 and
Germany
. During the second half of 2008, the deterioration in Gates Mectrol's end markets caused the impairment of the entire goodwill allocated to the business, which amounted to US$37.4 million.

Selkirk manufactures chimney, venting and air distribution products, principally for the residential construction market in
North America
. During 2008, there was a further deterioration in Selkirk's end markets and an impairment of US$34.0 million was recognised in relation to the goodwill allocated to the business.
Impairments recognised during the year are analysed by operating segment in note 4
.

15. Other intangible assets

	Development costs US$ million	Assets arising on acquisitions US$ million	Computer software US $ million	Total US$ million
Carrying amount
As at 29 December 2007	1.6	48.0	43.5	93.1
Additions	0.6	-	10.4	11.0
Acquisition of subsidiaries	-	37.4	-	37.4
Amortisation charge for the period	(0.2)	(10.6)	(15.2)	(26.0)
Foreign currency translation	(0.4)	(6.1)	(0.2)	(6.7)
As at 3 January 2009	1.6	68.7	38.5	108.8

16. Property, plant and equipment

US$ million
Carrying amount
As at 29 December 2007	1,414.4
Additions	180.6
Acquisition of subsidiaries	9.2
Disposal of subsidiaries	(0.1)
Depreciation charge for the period	(203.1)
Impairments	(113.8)
Transfer from assets held for sale	2.7
Disposals	(10.4)
Foreign currency translation	(112.2)
As at 3 January 2009	1,167.3

During 2008, against the background of the weakness of the Group's end markets, particularly the automotive original equipment markets in North America and Europe and the residential construction market in
North America
, management reviewed the recoverability of the assets of the Group's businesses that are exposed to those markets. As a result of that review, the following impairments, totalling US$113.8 million, were recognised in relation to property, plant and equipment:
(i) US$65.9 million on the assets of Stackpole, that was based on the value in use of the business determined by applying a pre-tax discount rate of 12.0%;
(ii) US$16.8 million on the assets of Gates' pulley and tensioners manufacturing facility at London, Ontario in Canada, that was based on fair value less costs to sell (subsequent to the year end, management announced its intention to close the facility);
(iii) US$11.0 million on the assets of Philips Products Inc., which manufactures doors, windows and ventilating devices in the US, that was based on fair value less costs to sell; and
(iv) US$20.1 million, principally on the assets of businesses in
Europe
 (none of these impairments were individually significant).
Impairments recognised during the year are analysed by operating segment in note 4
.
Where the impairment was based on fair value less costs to sell, fair value was based either on indicative offers made by potential acquirers of the business concerned or on the estimated current market values of the individual assets.

17. Inventories

	As at 3 January 2009 US$ million	As at 29 December 2007 US$ million
Raw materials and supplies	265.4	264.3
Work in progress	83.9	94.5
Finished goods and goods held for resale	423.1	441.0
	772.4	799.8

As at 3 January 2009, inventory is stated net of an allowance for excess, obsolete or slow-moving items of $45.1 million (29 December 2007: $43.4 million).

18. Trade and other receivables

	As at 3 January 2009 US$ million	As at 29 December 2007 US$ million
Current assets
Financial assets:
- Trade receivables	684.4	858.5
- Derivative financial instruments	1.1	5.6
- Collateralised cash	3.8	5.8
- Other receivables	37.0	74.0
	726.3	943.9
Non-financial assets:
- Prepayments	43.4	45.2
	769.7	989.1

Non-current assets
Financial assets:
- Derivative financial instruments	73.4	6.2
- Other receivables	32.5	18.7
	105.9	24.9

19. Assets held for sale
As at 29 December 2007, Stant Manufacturing, Inc., a manufacturer of automotive closure caps, and Standard-Thomson Corporation, a manufacturer of automotive thermostats, were classified as held for sale. Both businesses, which were included in the Fluid Systems business segment, were sold on 19 June 2008.

Assets classified as held for sale and directly associated liabilities were as follows:

	As at 3 January 2009 US$ million	As at 29 December 2007 US$ million
Assets held for sale
Intangible assets	-	0.6
Property, plant and equipment	-	35.7
Inventories	-	15.5
Trade and other receivables	-	39.1
	-	90.9
Liabilities directly associated with assets held for sale
Trade and other payables	-	(22.1)
Post employment benefit obligations	-	(2.4)
Deferred tax liabilities	-	(2.2)
Provisions ( note 21 )	-	(1.4)
	-	(28.1)
	-	62.8

As at 29 December 2007, a cumulative currency translation loss of US$7.1 million was recognised directly in equity in relation to foreign operations classified as held for sale.

20. Trade and other payables

	As at 3 January 2009 US$ million	As at 29 December 2007 US$ million
Current liabilities
Financial liabilities:
- Trade payables	384.9	432.9
- Other taxes and social security	23.7	35.9
- Derivative financial instruments	15.7	3.4
- Other payables	26.1	41.9
	450.4	514.1
Non-financial liabilities:
- Accruals and deferred income	199.7	224.6
	650.1	738.7

Non-current liabilities
Financial liabilities:
- Derivative financial instruments	30.4	13.2
- Other payables	17.7	18.5
	48.1	31.7
Non-financial liabilities:
- Accruals and deferred income	3.5	11.5
	51.6	43.2

21. Provisions

	Restructuring costs US$ million	Environmental remediation US $ million	Workers' compensation US $ million	Warranty provisions US$ million	Product liability provisions US$ million	Insurance provisions US$ million	Total US$ million
As at 29 December 2007	10.1	9.1	28.9	15.2	7.5	8.2	78.9
Charge for the period	15.6	2.6	13.6	4.8	8.3	(2.2)	42.7
Acquisition of subsidiaries	-	-	-	0.3	-	-	0.3
Utilised during the period	(9.5)	(4.1)	(16.5)	(8.0)	(8.3)	-	(46.4)
Disposal of subsidiaries	-	-	(0.4)	-	(0.1)	-	(0.5)
Foreign currency translation	(0.2)	(0.2)	(0.1)	(0.8)	-	(1.7)	(3.0)
As at 3 January 2009	15.9	7.4	25.5	11.5	7.4	4.3	72.0

Provisions are presented in the Group's balance sheet as follows:

	As at 3 January 2009 US$ million	As at 29 December 2007 US$ million
Ongoing businesses:
- Current liabilities	48.8	50.2
- Non-current liabilities	23.2	27.3
	72.0	77.5
Businesses to be sold ( note 19 )	-	1.4
	72.0	78.9

22. Ordinary shares
A. Authorised shares

	Ordinary shares of 9c each		Ordinary shares of 5p each
	Number of shares	Nominal value US$ million	Number of shares	Nominal value £ million
As at 29 December 2007	-	-	1,585,164,220	79.2
Redenomination on 22 May 2008:
- Cancellation of ordinary shares of 5p each	-	-	(1,585,164,220)	(79.2)
- Authorisation of ordinary shares of 9c each	1,585,164,220	142.7	-	-
As at 3 January 2009	1,585,164,220	142.7	-	-

On 22 May 2008, the Company's ordinary shares were redenominated from
Sterling
 to US dollars by way of a reduction of capital under section 135 of the Companies Act 1985. Following approval by the Company's shareholders and pursuant to an Order of the High Court of Justice in
England
 and
Wales
, the share capital of the Company was reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 5 pence each. The amount standing to the credit of share capital was transferred to a specially created cancellation reserve where it was retranslated into US dollars at the exchange rate ruling at the close of business in London on 21 May 2008 of £1=US$1.96 giving rise to a currency translation loss of US$1.3 million. The cancellation reserve was then applied by issuing new ordinary shares of 9 cents each to holders of the cancelled ordinary shares of 5 pence each on a one-for-one basis.
The redenomination did not affect the rights of the holders of ordinary shares.
B. Allotted, issued and fully paid shares

	Number of shares	Ordinary share capital US $ million	Cancellation reserve US$ million	Share premium account US$ million	Total US$ million
As at 29 December 2007	884,106,772	65.5	-	679.4	744.9
Transfer of currency translation difference on change of functional currency (note 2)	-	22.6	-	112.4	135.0
	884,106,772	88.1	-	791.8	879.9
Shares issued before redenomination:
- Exercise of employee share options	45,000	-	-	0.2	0.2
As at 22 May 2008	884,151,772	88.1	-	792.0	880.1
Redenomination:
- Cancellation of ordinary shares of 5p each	(884,151,772)	(88.1)	88.1	-	-
- Currency translation difference on redenomination	-	-	(1.3)	-	(1.3)
- Issue of deferred shares of £1 each	-	-	-	(0.1)	(0.1)
- Issue of ordinary shares of 9c each	884,151,772	79.6	(79.6)	-	-
- Transfer to share premium account	-	-	(7.2)	7.2	-
	-	(8.5)	-	7.1	(1.4)
As at 3 January 2009	884,151,772	79.6	-	799.1	878.7

23. Deferred shares

	Authorised		Allotted, issued and fully paid
	Number of shares	Nominal value £	Number of shares	Share capital US$ million
Deferred shares of £1 each
As at 29 December 2007	-	-	-	-
Authorised and issued on redenomination of ordinary shares	50,000	50,000	50,000	0.1
As at 3 January 2009	50,000	50,000	50,000	0.1

Under section 118 of the Companies Act 1985, the Company must have a minimum share capital of £50,000 denominated in
Sterling
. Accordingly, immediately upon the reduction of capital and before the issue and allotment of the new ordinary shares, the Company increased its capital by £50,000 by the creation of 50,000 Deferred Shares of £1 each which were paid up in full at par by capitalisation of the equivalent amount standing to the credit of the Company's share premium account. The Deferred Shares are not listed on any investment exchange and have extremely limited rights such that they effectively have no value. It is intended that the Deferred Shares will be held by either the Company Secretary or by a Director of the Company (they are currently held by the Company Secretary).
Following the implementation of section 542 of the Companies Act 2006 on 1 October 2009, the Company will no longer be required to have any share capital denominated in
Sterling
. Accordingly, the Company intends to buy back and cancel the Deferred Shares as soon as practicable after 1 October 2009.

24. Other reserves

	Capital redemption reserve US$ million	Currency translation reserve US$ million	Available- for- sale reserve US$ million	Retained profit/ (losses) US $ million	Total US$ million
As at 29 December 2007	718.8	313.7	(0.2)	379.5	1,411.8
Transfer of currency translation difference on change of functional currency (note 2)	202.9	(334.5)	-	-	(131.6)
	921.7	(20.8)	(0.2)	379.5	1,280.2
Total recognised income and expense attributable to equity shareholders	-	(150.1)	(0.8)	(136.9)	(287.8)
Other changes in shareholders' equity:
- Currency translation difference on redenomination of ordinary shares (note 2)	-	1.3	-	-	1.3
- Loss on transfer of own shares	-	-	-	(12.1)	(12.1)
- Cost of share-based incentives	-	-	-	11.5	11.5
- Dividends paid on ordinary shares	-	-	-	(246.2)	(246.2)
	-	1.3	-	(246.8)	(245.5)
As at 3 January 2009	921.7	(169.6)	(1.0)	(4.2)	746.9

25. Acquisitions
A. Current year acquisitions
Industrial & Automotive
Fluid Systems
On 3 March 2008, the Group acquired a 100% interest in A.E. Hydraulic (Pte) Ltd., a Singapore-based provider of hydraulic and industrial hose solutions and services for the oil exploration industry in
Asia
. Goodwill of US$8.1 million was recognised on the acquisition which represents the expected benefits to the Group from the acceleration of its expansion into the high-growth oil and gas exploration market made possible by the acquisition.
Building Products
Air Systems Components
On 22 February 2008, the Group acquired a 60% interest in Rolastar Pvt Ltd, a duct manufacturer based in
India
. Goodwill of US$0.9 million was recognised on the acquisition.
On 20 June 2008, the Group acquired a 100% interest in Trion Inc., a manufacturer of commercial, industrial and residential indoor air quality products. Trion is headquartered in
Sanford
,
North Carolina
, with manufacturing facilities there and also in
Suzhou
,
China
. Goodwill of US$2.4 million was recognised on the acquisition which represents the expected synergies from the integration of the business within Air Systems Components.
B. Adjustment in respect of prior year acquisition
During 2008, the initial accounting for Swindon Silicon Systems Limited was completed and the attributable goodwill was reduced by US$3.0 million, principally due to the allocation of additional amounts to identifiable intangible assets.
Comparative information has not been restated to reflect this adjustment because the effect is not material to the Group's results or financial position.

C. Financial effect of acquisitions

	As at the date of acquisition
	Acquiree's carrying amount in accordance with IFRS US $ million	Fair value adjustments US $ million	Fair value US $ million
Net assets acquired
Intangible assets	-	37.4	37.4
Property, plant and equipment	9.2	-	9.2
Deferred tax assets	-	-	-
Pension surplus	-	-	-
Inventories	12.3	0.1	12.4
Trade and other receivables	11.5	-	11.5
Income tax recoverable	1.2	-	1.2
Cash and cash equivalents	0.1	-	0.1
Bank loans and other loans	(0.4)	-	(0.4)
Obligations under finance leases	(0.4)	-	(0.4)
Trade and other payables	(9.0)	-	(9.0)
Income tax liabilities	(0.9)	-	(0.9)
Provisions	(0.3)	-	(0.3)
Minority interest	(1.2)	(6.9)	(8.1)
	22.1	30.6	52.7
Goodwill on current year acquisitions			11.4
Adjustments to goodwill on prior year acquisitions			(3.0)
Consideration (including transaction costs)			61.1

The net cash outflow on acquisitions during the period was as follows:

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Consideration paid on current period acquisitions	65.5	15.2	205.7
Cash and cash equivalents acquired	(0.1)	-	(5.1)
Adjustment to consideration on prior period acquisitions	(0.4)	1.8	0.4
	65.0	17.0	201.0

Businesses acquired during 2008 contributed US$59.0 million to the Group's sales and US$1.9 million to the Group's profit for the year ended 3 January 2009. If these businesses had been acquired at the beginning of 2008, it is estimated that the Group's sales would have been US$5,598.0 million in 2008 but it is not practicable to estimate what the Group's profit for the year would have been because they did not prepare balance sheets in accordance with IFRS as at 29 December 2007.

26. Disposals
A. Current year disposals
Industrial & Automotive
Fluid Systems
On 19 June 2008, the Group sold Stant Manufacturing, Inc., a manufacturer of automotive closure caps and its subsidiary, Standard-Thomson Corporation, a manufacturer of automotive thermostats. A gain of US$43.2 million was recognised on the disposal.
B. Financial effect of disposals

US$ million
Proceeds
Cash	108.1
Deferred	-
Loan notes	11.8
119.9
Net assets disposed of
Intangible assets	(1.0)
Property, plant and equipment	(35.7)
Investments in associates	(1.9)
Inventories	(16.7)
Trade and other receivables	(43.3)
Cash and cash equivalents	(0.3)
Trade and other payables	25.1
Deferred tax liabilities	2.3
Post-employment benefit obligations	1.9
Provisions	0.9
(68.7)
Disposal costs	(3.3)
Curtailment gain on retained pension plan	2.0
Currency translation differences transferred from equity	(6.7)
Gain on disposal	43.2

Attributable to:
- Continuing operations	43.2
- Discontinued operations	-
43.2

The net cash inflow on disposals during the period was as follows:

	Year ended 3 January 2009 US$ million	Year ended 29 December 2007 US$ million	Year ended 30 December 2006 US$ million
Proceeds received on current period disposals	108.1	233.9	-
Disposal costs paid	(4.3)	(9.0)	-
Cash and cash equivalents disposed of	(0.3)	(9.2)	-
Proceeds received on prior period disposals	21.1	0.6	12.5
	124.6	216.3	12.5

27. Contingencies
The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. Management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:   25 February, 2009

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary